20549-0408

                           March 7, 2005


William J. McGurk
President
Rockville Financial, Inc.
25 Park Street
Rockville, Connecticut  06066

Re: Rockville Financial, Inc.
       Form S-1, amendment number 1, filed March 1, 2004
       File Number 333-121421

Dear Mr. McGurk:

      We have reviewed your amended Form S-1 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	The page numbers we reference in this letter are those used in the unmarked, courtesy copy of your amended filing.

How We Determined to Offer... - page 7

1. In the third line on page 10 you reference the "minimum of the value range." The numbers you use seem to be based on the maximum value. Please reconcile this information.

2. Please describe the peer group you are using for the tabular information at the top of page 10. Ensure that the peer group information in the table is on a fully converted basis so that it is comparable to the information for the registrant.

3. We note that the column headings you use in the first table on page 10 are only correct for the registrant. Revise these to be correct.

Comparison of Operating Results for the Years Ended December 31,
2003
and December 31, 2002

Noninterest Income - page 51

4. Refer to prior comment 42. We note your revised disclosures related to the transfer of loans held for sale on page 52. However, we could not locate your disclosure of how you considered any allowance related to the loans immediately before the transfer.

Allowance for Loan Losses - page 77

5. Please revise your disclosure related to your general valuation allowance to state that the allowance for loan losses reflect management`s best estimate of probable incurred loan losses as of the balance sheet dates, if true. Disclosures that explain the allowance in terms of future losses suggest a lack of compliance with GAAP and are not appropriate. Refer to section II.J of the Accounting and Disclosure Issues guidance issued on November 30, 2004 by the Division of Corporation Finance.

6. Please revise to provide an expanded discussion of the increase in the unallocated portion of the allowance. Specifically identify the factors that resulted in the increase in imprecision in your methodology that resulted in the increase and discuss related trends.

Investment Activities - page 81

7. Refer to prior comment 34. We note your disclosure of the amount of securities from government-sponsored enterprises on page 82. However, please revise here and throughout your filing to clearly and separately classify securities that are legally backed by the full faith and credit of the U.S. government and those that are not such as securities issued by government-sponsored enterprises. Refer to section II.C.2. of the Accounting and Disclosure Issues guidance issued on November 30, 2004 by the Division of Corporation Finance.

Phantom Stock Plan - page 123

8. We note from the second paragraph on page 49 that the phantom stock plan accounted for $966,000 of increased expenses in 2004.
Please provide quantified disclosure for this plan at this heading.

Financial Statements

Note 1. Organization, Business and Significant Accounting Policies

Loans Held for Sale - page F-10

9. Please revise to describe your policy for accounting for loans immediately before they are transferred to your loans held for sale account. Refer to paragraphs 10.16 - 10.19 of the AICPA
Depository
and Lending Institutions Audit and Accounting Guide.

Interest and Fees on Loans - page F-12

10. Refer to prior comment 46. We note your revised disclosures regarding your policy for recognizing loan commitment fees. Please also describe your accounting policy for loan commitment fees where the likelihood of exercise is remote. Refer to paragraph 8.83 of the
AICPA Depository and Lending Institutions Audit and Accounting
Guide.

General

11. We note that your EDGAR filed amendment is not marked to show changes from the first filing. Please do this in your next amendment.

12. Please confirm supplementally, in writing, that the marked, amendment number 1, dated 2/21/05, is as filed March 1, 2005.



        *  *  *  *




Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.







      Direct any questions on accounting matters to Michael Volley at
202-824-5568, or to Paul Cline, Senior Accountant, at 202-942-
1782.
Please direct any other questions to David Lyon at 202-942-1796, or to me at 202-942-1760.


      						Sincerely,



							Todd K. Schiffman
      Assistant Director



By fax : William W. Bouton, III
	  Fax number 860-278-3802
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Rockville Financial, Inc
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